SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
-------------------------------------------------------------------------------

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                  InterActiveCorp (formerly USA Interactive)
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)





                                             45840Q 10 1
                                            (CUSIP Number)
       Charles Y. Tanabe, Esq.           Pamela S. Seymon, Esq.           George E. Bushnell III, Esq.
 Senior Vice President and General   Wachtell, Lipton, Rosen & Katz   Vice President and Corporate Counsel
              Counsel                      51 West 52nd Street                  Vivendi Universal
     Liberty Media Corporation          New York, New York 10019                800 Third Avenue
      12300 Liberty Boulevard                 (212) 403-1000                 New York, New York 10022
        Englewood, CO 80112                                                      (212) 572-7000
          (720) 875-5400




           (Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications)

                                 June 30, 2003
            (Date of Event which Requires Filing of this Statement)
------------------------------------------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------------------


Note: This statement constitutes Amendment No. 16 of the Report on
Schedule 13D of the reporting group consisting of Liberty Media Corporation, Barry Diller, Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), Vivendi Universal, S.A., Universal Studios, Inc. and the BDTV Entities. This statement also constitutes Amendment No. 11 of a Report on Schedule 13D of Liberty Media Corporation, Amendment No. 26 of a Report on Schedule 13D of Barry Diller, Amendment No. 16 of a Report on Schedule 13D of Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.) and Universal Studios, Inc., Amendment No. 10 of a Report on Schedule 13D of Vivendi Universal, S.A., Amendment No. 21 of a Report on Schedule 13D of BDTV INC., Amendment No. 20 of a Report on Schedule 13D of BDTV II INC., Amendment No. 17 of a Report on Schedule 13D of BDTV III INC. and Amendment No. 16 of a Report on Schedule 13D of BDTV IV INC.

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     LIBERTY MEDIA CORPORATION

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         NONE; SEE ITEM 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    182,442,512 SHARES
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         NONE; SEE ITEM 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    182,442,512 SHARES

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,442,512 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

     EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY, VIVENDI UNIVERSAL, VU CANADA AND UNIVERSAL AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%. ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, (2) THE EXERCISE OF OPTIONS TO PURCHASE 41,845,888 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER, AND (3) THE ISSUANCE TO LIBERTY OF 1,834,921 SHARES OF COMMON STOCK PURSUANT TO LIBERTY'S PREEMPTIVE RIGHT WITH RESPECT TO CERTAIN ISSUANCES OF SHARES OF COMMON STOCK IN CONNECTION WITH THE EXERCISE OF OPTIONS. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 51.3 % OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     VIVENDI UNIVERSAL CANADA INC. (FORMERLY THE SEAGRAM COMPANY LTD.)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         NONE; SEE ITEM 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    31,611,308 SHARES
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         NONE; SEE ITEM 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    31,611,308 SHARES

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,611,308 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]
     EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY, VIVENDI UNIVERSAL, VU CANADA AND UNIVERSAL AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%. ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, (2) THE EXERCISE OF OPTIONS TO PURCHASE 41,845,888 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER, AND (3) THE ISSUANCE TO LIBERTY OF 1,834,921 SHARES OF COMMON STOCK PURSUANT TO LIBERTY'S PREEMPTIVE RIGHT WITH RESPECT TO CERTAIN ISSUANCES OF SHARES OF COMMON STOCK IN CONNECTION WITH THE EXERCISE OF OPTIONS. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 12.1 % OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     VIVENDI UNIVERSAL, S.A.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     FRANCE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         NONE; SEE ITEM 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    56,611,308 SHARES
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         NONE; SEE ITEM 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    56,611,308 SHARES

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     56,611,308 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

      EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY, VIVENDI UNIVERSAL, VU CANADA AND UNIVERSAL AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%. ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, (2) THE EXERCISE OF OPTIONS TO PURCHASE 41,845,888 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER, AND (3) THE ISSUANCE TO LIBERTY OF 1,834,921 SHARES OF COMMON STOCK PURSUANT TO LIBERTY'S PREEMPTIVE RIGHT WITH RESPECT TO CERTAIN ISSUANCES OF SHARES OF COMMON STOCK IN CONNECTION WITH THE EXERCISE OF OPTIONS. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 14.1 % OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     UNIVERSAL STUDIOS, INC.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         NONE; SEE ITEM 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    31,611,308 SHARES
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         NONE; SEE ITEM 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    31,611,308 SHARES

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,611,308 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

     EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY, VIVENDI UNIVERSAL, VU CANADA AND UNIVERSAL AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%. ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, (2) THE EXERCISE OF OPTIONS TO PURCHASE 41,845,888 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER, AND (3) THE ISSUANCE TO LIBERTY OF 1,834,921 SHARES OF COMMON STOCK PURSUANT TO LIBERTY'S PREEMPTIVE RIGHT WITH RESPECT TO CERTAIN ISSUANCES OF SHARES OF COMMON STOCK IN CONNECTION WITH THE EXERCISE OF OPTIONS. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 12.1% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BARRY DILLER

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         NONE; SEE ITEM 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    239,053,820 SHARES
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         NONE; SEE ITEM 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    239,053,820 SHARES

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     239,053,820 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

     EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY, VIVENDI UNIVERSAL, VU CANADA AND UNIVERSAL AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%. ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, (2) THE EXERCISE OF OPTIONS TO PURCHASE 41,845,888 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER, AND (3) THE ISSUANCE TO LIBERTY OF 1,834,921 SHARES OF COMMON STOCK PURSUANT TO LIBERTY'S PREEMPTIVE RIGHT WITH RESPECT TO CERTAIN ISSUANCES OF SHARES OF COMMON STOCK IN CONNECTION WITH THE EXERCISE OF OPTIONS. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 65.4 % OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BDTV INC.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         NONE; SEE ITEM 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    239,053,820 SHARES
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         NONE; SEE ITEM 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    239,053,820 SHARES

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     239,053,820 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]. EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY, VIVENDI UNIVERSAL, VU CANADA AND UNIVERSAL AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Percent of Class Represented by Amount in Row (11) 36.9% Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, (2) the exercise of options to purchase 41,845,888 shares of Common Stock which are currently exercisable by Mr. Diller, and (3) the issuance to Liberty of 1,834,921 shares of Common Stock pursuant to Liberty's preemptive right with respect to certain issuances of shares of Common Stock in connection with the exercise of options. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 65.4% of the voting power of the Company. See Item 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BDTV II INC.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         NONE; SEE ITEM 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    239,053,820 SHARES
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         NONE; SEE ITEM 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    239,053,820 SHARES

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     239,053,820 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]. EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY, VIVENDI UNIVERSAL, VU CANADA AND UNIVERSAL AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9% ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, (2) THE EXERCISE OF OPTIONS TO PURCHASE 41,845,888 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER, AND (3) THE ISSUANCE TO LIBERTY OF 1,834,921 SHARES OF COMMON STOCK PURSUANT TO LIBERTY'S PREEMPTIVE RIGHT WITH RESPECT TO CERTAIN ISSUANCES OF SHARES OF COMMON STOCK IN CONNECTION WITH THE EXERCISE OF OPTIONS. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 65.4% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BDTV III INC.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         NONE; SEE ITEM 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    239,053,820 SHARES
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         NONE; SEE ITEM 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    239,053,820 SHARES

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     239,053,820 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

     EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY, VIVENDI UNIVERSAL, VU CANADA AND UNIVERSAL AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.

_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9% ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, (2) THE EXERCISE OF OPTIONS TO PURCHASE 41,845,888 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER, AND (3) THE ISSUANCE TO LIBERTY OF 1,834,921 SHARES OF COMMON STOCK PURSUANT TO LIBERTY'S PREEMPTIVE RIGHT WITH RESPECT TO CERTAIN ISSUANCES OF SHARES OF COMMON STOCK IN CONNECTION WITH THE EXERCISE OF OPTIONS. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 65.4% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BDTV IV INC.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     NOT APPLICABLE

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         NONE; SEE ITEM 5

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    239,053,820 SHARES
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         NONE; SEE ITEM 5

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    239,053,820 SHARES

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     239,053,820 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

     EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY, VIVENDI UNIVERSAL, VU CANADA AND UNIVERSAL AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%. ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, (2) THE EXERCISE OF OPTIONS TO PURCHASE 41,845,888 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER, AND (3) THE ISSUANCE TO LIBERTY OF 1,834,921 SHARES OF COMMON STOCK PURSUANT TO LIBERTY'S PREEMPTIVE RIGHT WITH RESPECT TO CERTAIN ISSUANCES OF SHARES OF COMMON STOCK IN CONNECTION WITH THE EXERCISE OF OPTIONS. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 65.4% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                                 Statement of

                          LIBERTY MEDIA CORPORATION,
                                 BARRY DILLER,
                           UNIVERSAL STUDIOS, INC.,
      VIVENDI UNIVERSAL CANADA INC. (FORMERLY THE SEAGRAM COMPANY LTD.),
                           VIVENDI UNIVERSAL, S.A.,
                                  BDTV INC.,
                                 BDTV II INC.,
                                 BDTV III INC.
                                      and
                                 BDTV IV INC.

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                 in respect of

                                INTERACTIVECORP

      This Report on Schedule 13D relates to the common stock, par value
$.01 per share (the "Common Stock"), of InterActiveCorp, a Delaware corporation (formerly "USA Interactive" and prior thereto, "USA Networks, Inc.") ("IAC" or the "Company"). The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Liberty Media Corporation, a Delaware corporation ("Liberty"), Mr. Barry Diller, Universal Studios, Inc., a Delaware corporation ("Universal"), Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), a Canadian corporation ("VU Canada"), Vivendi Universal, S.A., a societe anonyme organized under the laws of the Republic of France ("Vivendi Universal"), BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person"), on February 24, 1998 (the "Reporting Group Schedule 13D"), (ii) Liberty on July 19, 1999 (the "Liberty Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Diller Schedule 13D"), (iv) Universal and VU Canada on February 24, 1998 (the "Universal Schedule 13D"), (v) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (vi) BDTV II on December 24, 1996 (the "BDTV II Schedule 13D"), (vii) BDTV III on July 28, 1997 (the "BDTV III
Schedule 13D"), (viii) BDTV IV on February 24, 1998 (the "BDTV IV Schedule 13D"), and (ix) Vivendi Universal on August 2, 2001 (the "Vivendi Schedule 13D") are each hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 16 to the Reporting Group Schedule 13D, Amendment No. 11 to the Liberty Schedule 13D, Amendment No. 26 to the Barry Diller Schedule 13D, Amendment No. 16 to the Universal Schedule 13D, Amendment No. 10 to the Vivendi Schedule 13D, Amendment No. 22 to the BDTV Schedule 13D, Amendment No. 20 to the BDTV II
Schedule 13D, Amendment No. 17 to the BDTV III Schedule 13D and Amendment No. 16 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the Liberty
Schedule 13D, the Diller Schedule 13D, the Universal Schedule 13D, the Vivendi
Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D, the BDTV III
Schedule 13D and the BDTV IV Schedule 13D (each, as amended) are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

     Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 2. Identity and Background

     Schedule 3 is incorporated herein by reference and amends and restates
Schedule 3 to the Schedule 13D in its entirety.


ITEM 3. Source and Amount of Funds or Other Consideration

     The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4. Purpose of the Transaction

     The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

     Depending on market conditions and other factors, and subject to any restrictions described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto or as previously filed as exhibits to this
Schedule 13D (the "Restrictions"), the Reporting Persons or their respective subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, and subject to any restrictions described in Items 5 or 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, the Reporting Persons or their respective subsidiaries may sell all or some of their shares of Common Stock.

     Except as described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, neither any Reporting Person nor, to the best of their knowledge, any of their respective directors or officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of
Item 4.

ITEM 5. Interest in Securities of the Issuer

     The information contained in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

     The information contained in Item 5 of this Schedule 13D is hereby amended and supplemented by adding the following information:

     On May 18, 2003, a private foundation of which Mr. Diller is an officer sold 87,500 shares of Common Stock on the open market for $34.9949 per share. Mr. Diller disclaims beneficial ownership of the shares of Common Stock held by the foundation. On June 3, 2003, Mr. Diller exercised options to acquire 775,000 shares of Common Stock at an exercise price of $4.7223 per share and sold such shares on the open market for $37.00 per share.

     As previously reported, the Amended and Restated Governance Agreement among IAC, Vivendi Universal, Universal Studios, Inc., Liberty and Mr. Diller (the "Governance Agreement") (filed as Exhibit 46 hereto) grants Liberty a preemptive right with respect to issuances of the Company's capital stock, subject to certain limitations, to maintain the percentage ownership in the Company that Liberty had immediately prior to such issuances. In accordance with the foregoing, on June 18, 2003 Liberty exercised its preemptive right to acquire shares of Common Stock arising as a result of the issuance of shares of Common Stock in connection with option exercises between May 2, 2003 and June 3, 2003. Pursuant to such exercise of its preemptive right, on July 2, 2003, Liberty will acquire from the Company 1,834,921 shares of Common Stock for an aggregate purchase price of $62,203,821.90 in cash, or $33.90 per share. Pursuant to the terms of the preemptive rights provision, the purchase price was based on the weighted average market price of shares of Common Stock for options exercised between May 2, 2003 and June 3, 2003. The aggregate amount due the Company from Liberty in connection with the foregoing purchase will be drawn from the working capital of Liberty.

     On June 30, 2003, pursuant to the prior exercise by IAC, as Barry Diller's designee, of a right of first refusal to acquire Vivendi Universal's remaining warrants (28,280,641 warrants in the aggregate) to acquire Common Stock, IAC purchased from Vivendi Universal: (i) at a purchase price of $14.97 per warrant 16,187,094 warrants each representing the right to purchase one share of Common Stock at an exercise price of $32.50 per share, and (ii) at a purchase price of $13.65 per warrant 12,093,547 warrants each representing the right to purchase one share of Common Stock at an exercise price of $37.50 per share, for a total purchase price of $407,397,713.73. Pursuant to the underlying warrant agreement (filed as Exhibit 49 hereto), the warrants were canceled upon completion of the transaction.

     Immediately following the completion of the transaction, Vivendi Universal continued to hold, directly or indirectly, approximately 56.6 million IAC shares. As a result of its reduced interests in IAC, Vivendi Universal and its affiliates will no longer (i) be subject to the right of first refusal or other transfer restrictions in the Amended and Restated Stockholders Agreement among Liberty, Vivendi Universal, Universal and Mr. Diller (the "Stockholders Agreement")(filed as Exhibit 47 hereto), or (ii) have the right to designate any directors to the IAC board of directors under the Governance Agreement. Accordingly, in connection with the completion of the transaction, Mr. Fourtou resigned as a director of IAC.

     Under agreements with IAC, however, Universal Studios, Inc. and its affiliates must continue to hold the 56.6 million IAC shares generally free of liens and in special purpose entities until satisfaction of the put or call on the Class B preferred interests in Vivendi Universal Entertainment LLLP (held by IAC), which can occur no earlier than May 2022. Mr. Diller will continue to hold an irrevocable proxy on all such IAC shares pursuant to the Stockholders Agreement and the Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller (filed as
Exhibit 53 hereto).

     In addition, Mr. Diller's standstill obligations under the Stockholders Agreement, including his obligation not to acquire Vivendi Universal or any of its subsidiaries or significant assets, will continue to apply in accordance with the Stockholders Agreement.

     As a result of the consummation of the sale of warrants by Vivendi Universal to IAC described above, the members of the Reporting Group beneficially own 174,423,824 of Common Stock (assuming (1) the exercise of options to purchase 41,845,888 shares of Common Stock which are currently exercisable by Mr. Diller, and (2) the issuance to Liberty of 1,834,921 shares of Common Stock pursuant to Liberty's preemptive right with respect to certain issuances of shares of Common Stock in connection with the exercise of options) and 64,629,996 shares of Class B Common Stock. These shares constitute 29.9% of the outstanding Common Stock and 100% of the outstanding Class B Common Stock. Assuming the conversion of all of the Reporting Group's Class B shares into Common Stock, the Reporting Group would beneficially own [ %] of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Common Stock is entitled to one vote per share and each share of outstanding preferred stock is entitled to two votes per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 65.4% of the voting power of the Company. The foregoing beneficial ownership figures exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership figures are based on there being outstanding as of the close of business on June ___, 2003 [458,727,550] shares of Common Stock, 64,629,996 shares of
Class B Common Stock and 13,118,182 shares of preferred stock, which share numbers were provided to the Reporting Group by the Company. Mr. Diller continues to hold an irrevocable proxy granted by each of Universal and Liberty, pursuant to which Mr. Diller has the right to vote the Company's securities held by Universal, Liberty and their respective affiliates.

     On May 20, 2003, David J.A. Flowers, an executive officer of Liberty, sold 20 shares of Common Stock in the open market for $32.92 per share.

     Edgar Bronfman Jr., Vice Chairman of the Board of Directors of Vivendi Universal, has disclosed in a filing on Form 4 beneficial ownership of 5,943 shares of Common Stock (which includes 443 share units, 27 of which share units accrued under the Company's Non-Employee Director Deferred Compensation Plan since the most recent amendment to this Schedule 13D), as well as the grant on May 29, 2003, by the Company of 7,500 restricted stock units issued pursuant to the Company's 2000 Stock and Annual Incentive Plan, which vest over three years.

     Marie-Josee Kravis, a member of the Board of Directors of Vivendi Universal, has disclosed in a filing on Form 4 beneficial ownership of 2,019 shares of Common Stock (which includes 2,019 share units, 27 of which share units accrued under the Company's Non-Employee Director Deferred Compensation Plan since the most recent amendment to this Schedule 13D), as well as the grant on May 29, 2003, by the Company of 7,500 restricted stock units issued pursuant to the Company's 2000 Stock and Annual Incentive Plan, which vest over three years.

     Jean-Rene Fourtou, Chairman and Chief Executive Officer of Vivendi Universal, has disclosed in a filing on Form 4 the grant on May 29, 2003 by the Company of 7,500 restricted stock units issued pursuant to the Company's 2000 Stock and Annual Incentive Plan, which vest over three years.

     On June 12, 2003, Andrew Kaslow, Senior Vice President of Human Resources for Vivendi Universal, bought 350 shares of Common Stock in the open market for $37.95 per share for 100 shares, $37.91 per share for 100 shares and $37.86 per share for 150 shares.

     Except as set forth or incorporated by reference herein, no Reporting Person or, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person has effected any transaction in the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

     The information contained in Item 5 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 7. Materials to be Filed as Exhibits

     The information contained in Item 7 of this Schedule 13D is hereby amended and supplemented by adding the following information:

     The following documents are filed as Exhibits to this Schedule 13D:

     Warrant Purchase Agreement, dated as of June 30, 2003, between InterActiveCorp and Vivendi Universal, S.A.

     Amendment No. 2 to the Partnership Agreement, dated as of June 24, 2003, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc., Mr. Diller and Universal Studios, Inc.

                                  SIGNATURES


     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  July 1, 2003

                          LIBERTY MEDIA CORPORATION

                          By:   /s/ Charles Y. Tanabe
                                ------------------------------
                                Name:   Charles Y. Tanabe
                                Title:  Senior Vice President


                          BARRY DILLER

                          By:   /s/ Barry Diller
                                ------------------------------


                          UNIVERSAL STUDIOS, INC.

                          By:   /s/ Karen Randall
                                ------------------------------
                                Name:  Karen Randall
                                Title: Executive Vice President and General
                                       Counsel

                           VIVENDI UNIVERSAL CANADA INC.

                           By:  /s/ George E. Bushnell III
                                ------------------------------
                                Name:  George E. Bushnell III
                                Title: Secretary

                           VIVENDI UNIVERSAL, S.A.

                           By:  /s/ George E. Bushnell III
                                ------------------------------
                                Name:    George E. Bushnell III
                                Title:   Vice President


                           BDTV INC., BDTV II INC.,
                           BDTV III INC., BDTV IV INC.

                           By: /s/ Barry Diller
                               ------------------------------
                               Name:    Barry Diller
                               Title:   President

                               INDEX TO EXHIBITS


1.   Written Agreement between TCI and Mr. Diller regarding Joint Filing of
     Schedule 13D./*/

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.   Press Release issued by the Company and Mr. Diller, dated August 25,
     1995./*/

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc./*/

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc./*/

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc./*/

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996./*/

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/

16.  Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and
     BDTV./*/

17.  Amended and Restated Certificate of Incorporation of BDTV INC./*/

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc./*/

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc./*/

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc./*/

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc./*/

31.  Certificate of Incorporation of BDTV III Inc./*/

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997./*/

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997./*/

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997./*/

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997./*/

36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997./*/

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998./*/

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997./*/

39.  Fourth Amended and Restated Joint Filing Agreement between
     Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998./*/

40.  Certificate of Incorporation of BDTV IV INC./*/

41. Fifth Amended and Restated Joint Filing Agreement by and among Tele-Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999./*/

42. Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001. /*/

43. Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation./*/

44. Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller./*/

45. Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto./*/

46. Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A./*/

47. Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller./*/

48. Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including Amendment No. 1 thereto dated as of November 25, 2002)./*/

49. Equity Warrant Agreement, dated as of May 7, 2003, between USA Networks, Inc. and The Bank of New York, as equity warrant agent./*/

50. Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002./*/

51. Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A./*/

52. Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities, Inc./*/

53. Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller./*/

54. Warrant Purchase Agreement, dated as of June 30, 2003, between InterActiveCorp and Vivendi Universal, S.A.

55. Amendment No. 2 to the Partnership Agreement, dated as of June 24, 2003, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc., Mr. Diller and Universal Studios, Inc.


/*/      Previously filed.

                                                                    EXHIBIT 54

                                  28,280,641

                                   Warrants

                               (in two tranches)

            to purchase Common Stock, par value $0.01 per share of

                                INTERACTIVECORP
                          (formerly USA Interactive)

                              PURCHASE AGREEMENT

                                                                 June 30, 2003

InterActiveCorp
152 West 57th Street
New York, New York 10019

Ladies and Gentlemen:

     Vivendi Universal, S.A., a societe anonyme organized under the laws of France ("Vivendi" or the "Selling Shareholder"), proposes, subject to the terms and conditions contained herein, to sell to InterActiveCorp, a Delaware corporation (formerly USA Interactive, and prior thereto, USA Networks, Inc., the "Purchaser"), 16,187,094 warrants each representing the right to purchase one share of common stock, par value $0.01 per share (the "Common Stock") of the Purchaser, at an exercise price of $32.50 per share (the "Tranche B Warrants") and 12,093,547 warrants each representing the right to purchase one share of Common Stock at an exercise price of $37.50 per share (the "Tranche C Warrants" and together with the Tranche B Warrants, the "Warrants"). The Warrants are subject to the terms of an Equity Warrant Agreement dated as of May 7, 2002 (the "Warrant Agreement"), between the Purchaser and The Bank of New York, as Warrant Agent (the "Warrant Agent").

     In consideration of the mutual agreements contained herein and of the interests of the parties in the transactions contemplated hereby, the parties hereto agree as follows:

     1. REPRESENTATIONS AND WARRANTIES OF VIVENDI.
        ------------------------------------------

     The representations and warranties made in this Section assume the accuracy of and compliance with the representations, warranties and covenants of the Purchaser in Sections 2 and 3.

     Vivendi represents and warrants, as of the date of this Agreement, to the Purchaser, as follows:

          (a) Vivendi is duly organized and validly existing as a societe anonyme under the laws of France and, if relevant under such laws, in good standing;

          (b) Vivendi has valid title to, or a valid "security entitlement" within the meaning of Section 8-501 of the New York Uniform Commercial Code as in effect as of the date hereof (the "UCC") in respect of, the Warrants free and clear of all security interests, claims, liens, equities or other encumbrances;

          (c) upon the Purchaser's acquiring possession of the Warrants upon payment therefor in accordance with this Agreement, the Purchaser (assuming that the Purchaser has no notice of any "adverse claim", within the meaning of Section 8-105 of the UCC) will acquire its interest in the Warrants free and clear of any adverse claim within the meaning of
     Section 8-102 of the UCC;

          (d) the execution and delivery by Vivendi of, and the performance by Vivendi of its obligations under, this Agreement will not violate any provision of applicable law or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Vivendi, or the organizational documents of Vivendi, or constitute a breach of or default under any agreement or other instrument to which Vivendi is a party or by which Vivendi may be bound; and each consent, approval, authorization designation, declaration or filing by or with any regulatory, administrative or other governmental body or agency, if any, necessary in connection with the execution and delivery of this Agreement or the performance by Vivendi of its obligations under this Agreement has been obtained or made and is in full force and effect, except as may be required by the federal securities laws or the securities or blue sky laws of the various states or of any foreign jurisdiction; and

          (e) the execution and delivery by Vivendi of, and the performance by Vivendi of its obligations under, this Agreement have been duly and validly authorized by all necessary corporate action on the part of Vivendi, and this Agreement has been duly executed and delivered by Vivendi and constitutes a valid and binding agreement of Vivendi subject to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and equitable principles of general applicability (regardless of whether enforcement is sought in a proceeding in equity or at law).

     2. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.
        ------------------------------------------------

     The representations and warranties made in this Section assume the accuracy of and compliance with the representations, warranties and covenants of the Selling Shareholder in Sections 1 and 3.

     The Purchaser represents and warrants, as of the date of this Agreement, to Vivendi that the execution and delivery by the Purchaser of, and the performance by the Purchaser of its obligations under, this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Purchaser, and this Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding agreement of the Purchaser subject to applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and equitable principles of general applicability (regardless of whether enforcement is sought in a proceeding in equity or at law).

     3. PURCHASE, SALE AND DELIVERY OF THE WARRANTS.
        --------------------------------------------

          (a) On the basis of the representations, warranties and covenants herein contained, and subject to the terms and conditions herein set forth, Vivendi agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Selling Shareholder, the Tranche B Warrants, at a purchase price of $14.97 per warrant (the "Tranche B Purchase Price") and the Tranche C Warrants , at a purchase price of $13.65 per warrant (the "Tranche-C Purchase Price").

          (b) Simultaneously with the execution hereof, the Selling Shareholder shall deliver to the Warrant Agent a Notice of Transfer in the form attached hereto as Exhibit A, together with the warrant certificates representing the Warrants (the "Certificates") and any transfer taxes payable in connection with the transfer of the Warrants to the Purchaser against payment therefor by or on behalf of the Purchaser to the account designated at least two business days prior to the date hereof by the Selling Shareholder in an amount equal to the sum of
     (i) the product of the Tranche B Purchase Price and the number of Tranche B Warrants and (ii) the product of the Tranche C Purchase Price and the number of Tranche C Warrants, by wire transfer in immediately available funds. Delivery of and payment for the Warrants shall be made at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 simultaneously with the execution hereof.

     4. COSTS AND EXPENSES.
        -------------------

     The Selling Shareholder agrees to pay all costs, expenses and fees incident to the performance of its obligations under this Agreement, including, without limiting the generality of the foregoing, the following: the fees and disbursements of counsel for the

        --------------------------------


Selling Shareholder; the expenses associated with the preparation, issuance and delivery to the Purchaser of the warrant certificates representing the Warrants; and any transfer, documentary, sales, use, stamp, registration or other such taxes and fees incurred in connection with the transactions contemplated by this Agreement. The Selling Shareholder agrees to pay for the Purchaser's expenses and to reimburse the Purchaser for reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel, incurred in connection with or in contemplation of performing its obligations hereunder, not to exceed $1,000,000 in the aggregate.

     5. NOTICES.
        --------

     All communications hereunder shall be in writing and, except as otherwise provided herein, will be mailed, delivered, telecopied or telegraphed and confirmed as follows:

          (a) if to the Purchaser, to:

          InterActiveCorp
          152 West 57th Street New York, New York 10019
          Attention: General Counsel
          Telephone: 212 314-7300
          Facsimile:  212 314-7329

          with a copy to:

          Wachtell, Lipton, Rosen & Katz
          51 West 52nd Street
          New York, New York 10019
          Attention:  Pamela Seymon
          Telephone: 212 403-1000
          Facsimile: 212 403-2000

          (b) if to the Selling Shareholder, to:

          Vivendi Universal, S.A.
          42, avenue de Friedland
          75380 Paris cedex 08/France
          Attention: Dominique Gibert
          Telephone: 33 1 71 71 10 00
          Facsimile: 33 1 71 71 10 01
          with a copy to:

          Cravath, Swaine & Moore LLP
          Worldwide Plaza
          825 Eighth Avenue
          New York, New York 10019
          Attention:  Faiza Saeed
          Telephone: 212 474-1000
          Facsimile: 212 474-3700

     6. SUCCESSORS.
        -----------

     This Agreement has been and is made solely for the benefit of the Purchaser and Vivendi and their respective successors and assigns, and the officers, directors and controlling persons referred to herein, and no other person will have any right or obligation hereunder.

     7. MISCELLANEOUS.
        --------------

     The representations, warranties and covenants in this Agreement shall remain in full force and effect regardless of (a) any investigation made by or on behalf of the Purchaser, any affiliate of the Purchaser or any controlling person thereof, or by or on behalf of Vivendi, or its directors or officers, and (b) delivery of and payment for the Warrants under this Agreement.

     This Agreement constitutes the entire agreement, and supercedes all prior agreements and understandings, both written and oral, between the parties concerning the matters addressed herein.

     This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

     If the foregoing Purchase Agreement is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicates hereof, whereupon it will become a binding agreement among Vivendi and the Purchaser in accordance with its terms.


                                   Very truly yours,


                                   VIVENDI UNIVERSAL, S.A.
                                   By:  /s/ Dominique Gibert
                                        ----------------------------------------
                                        Name:  Dominique Gibert
                                        Title: Deputy Chief Financial Officer



The foregoing Purchase Agreement
is hereby confirmed and accepted as
of the date first above written.

INTERACTIVECORP



By: /s/ Joanne Hawkins
    ----------------------------------
    Name:   Joanne Hawkins
    Title: Vice President and Associate
           General Counsel

                                                                     EXHIBIT A

                                FORM OF NOTICE

                                                                  June__, 2003


InterActiveCorp
Carnegie Hall Tower
152 W. 57th Street
New York, New York 10019
Attention:  General Counsel


The Bank of New York
385 Rifle Camp Road
Reorganization Services Department, 5th Floor
West Paterson, New Jersey  07424
and
Stock Transfer Division
101 Barclay Street--11 East
New York, New York 10286
Attention: Doug Ditoro

                                    NOTICE

Reference is made herein to (i) the Amended and Restated Stockholders Agreement (the "Stockholders Agreement"), dated as of December 16, 2001, among Universal Studios, Inc., Liberty Media Corporation, Barry Diller and Vivendi Universal, S.A ("Vivendi") and (ii) the Equity Warrant Agreement (the "Warrant Agreement"), dated as of May 7, 2002, between USA Networks, Inc. (renamed InterActiveCorp, and prior thereto USA Interactive, "IAC") and The Bank of New York (the "Equity Warrant Agent"). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Warrant Agreement.

Pursuant to a Purchase Agreement dated June 30, 2003, between IAC and Vivendi (a copy of which is attached hereto), on June 30, 2003, Vivendi sold and transferred to IAC 28,280,641 Equity Warrants (the "Transfer").

Vivendi (a member of the Vivendi Stockholder Group, as defined in the Stockholders Agreement) represents that the Transfer complies with (i) the transfer restrictions set forth in the Stockholders Agreement, including Sections 4.3 and 4.5 thereof and (ii) applicable U.S. Federal and state securities laws, if any. Vivendi further represents that all stamp, other tax and other governmental charges that are due or owed in connection with the Transfer, if any, have been paid.

Pursuant to Section 6.1 of the Warrant Agreement, Vivendi hereby irrevocably surrenders to the Equity Warrant Agent Equity Warrant Certificates Nos. W11, representing 16,187,094 Equity Warrants, and W8, representing 12,093,547 Equity Warrants (collectively, the Surrendered Warrant Certificates), together with this Notice, and irrevocably requests that (i) the Transfer be registered and appropriate entry be made in the Equity Warrant Register and (ii) the Equity Warrant Agent cancel the Surrendered Warrant Certificates in accordance with Section 6.3 of the Warrant Agreement and confirm in writing such cancellation with IAC.

Please feel free to contact us or our counsel, Cravath, Swaine & Moore LLP, if you have any questions.

Best regards,

VIVENDI UNIVERSAL, S.A.


By:
     -----------------------
     Name: Dominique Gibert
     Title: Deputy Chief Financial Officer

Copies to:


Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019
Attention:  Pamela S. Seymon, Esq.
            Andrew J. Nussbaum, Esq.


Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Attention:  Faiza J. Saeed, Esq.

                                                                    EXHIBIT 55


               AMENDMENT NO. 2, dated as of June 24, 2003 (this "Amendment "), to the AMENDED AND RESTATED LIMITED LIABILITY LIMITED PARTNERSHIP AGREEMENT (as previously amended, supplemented or otherwise modified, the "Partnership Agreement") of VIVENDI UNIVERSAL ENTERTAINMENT LLLP (the "Partnership") dated as of May 7, 2002, by and among USI ENTERTAINMENT INC., a Delaware corporation, as general partner, USANI HOLDINGS XX, INC., a Delaware corporation, UNIVERSAL PICTURES INTERNATIONAL HOLDINGS BV, a corporation organized under the laws of The Netherlands, UNIVERSAL PICTURES INTERNATIONAL HOLDINGS 2 BV, a corporation organized under the laws of The Netherlands, NYCSPIRIT CORP. II, a Delaware corporation, INTERACTIVECORP (formerly known as USA Interactive and, prior thereto, as USA Networks, Inc.), a Delaware corporation, USANi SUB LLC, a Delaware limited liability company, NEW-U STUDIOS HOLDINGS, INC., a Delaware corporation, and BARRY DILLER, as limited partners, VIVENDI UNIVERSAL, S.A., a societe anonyme organized under the laws of France, UNIVERSAL STUDIOS, INC., a Delaware corporation ("Universal"), and, SUB I - USA Holding LLC, a Delaware limited liability company, USI - USA Holding LLC, a Delaware limited liability company, USIE - USA Holding LLC, a Delaware limited liability company, and V - USA Holding LLC, a Delaware limited liability company.

          A. The Partnership intends to enter into the VUE Term Loan Agreement (as defined below).

          B. As a condition to the VUE Term Loan Agreement, the Partners are required to amend certain provisions of the Partnership Agreement as set forth herein.

          C. Each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Partnership Agreement.

          Accordingly, in consideration of the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

          SECTION 1. AMENDMENTS.

          (a) Section 1.01 of the Partnership Agreement is hereby amended by amending and restating the following definitions therein:

               ""VUE Term Loan Agreement" shall mean the Loan Agreement, dated as of June 24, 2003, by and among the Partnership, Bank of America, N.A. and JPMorgan Chase Bank, as co-administrative agents, Barclays Bank plc, as syndication agent, JPMorgan Chase Bank, as collateral agent and paying agent and the Lenders from time to time party thereto."

               ""VUE Security Agreement" shall mean the Amended and Restated Guarantee and Security Agreement, dated as of June 24, 2003, among the Partnership, the guarantors party thereto and JPMorgan Chase Bank, as administrative agent."

          (b) Article XIII of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:

               "SECTION 13.06. VUE Term Loan Agreement. The Partnership shall not at any time on or prior to the 91st day following the date on which all of the Release Conditions (as defined in the VUE Security Agreement) are satisfied, take any action of the sort contemplated by Section 7(e)(iii) of the VUE Term Loan Agreement with respect to the Partnership or any of its Subsidiaries (as defined in the VUE Term Loan Agreement) or the assets of any of the foregoing without the prior written agreement of all Partners holding Common Interests at such time."

          (c) Section 10.03(c) of the Partnership Agreement is hereby amended by deleting in its entirety the second sentence thereof and replacing it with the following sentence:

          "Except as set forth in Section 10.03(e), the purchase and sale of the Selling Party's Common Interests shall be consummated at a closing the date and time of which shall be selected by the Purchasing Party and provided in writing at least seven days prior thereto; provided that, in the case of a Diller Put or a Diller Call, such date shall not be later than the 20th Business Day following the date of receipt by the relevant party of the applicable exercise notice, and in all other cases such date shall not be later than the 20th Business Day following the date of the determination of the Appraised Value."

          (d) Section 10.03(d)(iii) of the Partnership Agreement is hereby amended and restated in its entirely as follows:

          "(iii) notwithstanding anything to the contrary in clauses (i) or
          (ii) of this Section 10.03(d), the Appraised Value of the Partnership with respect to a Diller Put or a Diller Call shall be determined as of April 1, 2003 by a single Investment Bank that is mutually agreeable to Universal and Diller (each acting in its sole discretion). In the event that Universal and Diller are unable to mutually agree for any reason on the Investment Bank within 5 days following the date of receipt by the relevant party of the applicable exercise notice, Universal and Diller hereby agree that for purposes of Section 10.03(b) of the Partnership Agreement, the purchase price with respect to the Diller Put and the Diller Call shall be $275,000,000."

          (e) Section 10.03(e) of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:

          "(e) At the election of the Purchasing Party and in accordance with this Section 10.03(e), payment of the purchase price upon the exercise of a Call or a Put may be made in Vivendi Ordinary Shares. In order for the Purchasing Party to elect to deliver Vivendi Ordinary Shares, the Purchasing Party shall specify that it is electing to deliver Vivendi Ordinary Shares in lieu of cash in the written notice of the Purchasing Party designating the closing date pursuant to Section 10.03(c) (without giving effect to the proviso therein) (the "Closing Date Notice"). In the event that the Purchasing Party elects to deliver Vivendi Ordinary Shares pursuant to this Section 10.03(e), the Selling Party shall be entitled to the rights set forth in Section 10.03(f), and the closing of the Put or Call shall take place over a consecutive 15 Business Day period commencing on the closing date specified in the Closing Date Notice; provided that the closing date specified in the Closing Date Notice shall be a date within 20 Business Days following the date of receipt by the relevant party of the Closing Date Notice. On each day during the 15 Business Day closing period, the Purchasing Party shall deliver to USAi or its Affiliates or Diller, as the case may be, 1/15th of the applicable purchase price set forth in Section 10.03(a) or Section 10.03(b) in Vivendi Ordinary Shares (or, if Diller requests, other common equity securities of Vivendi listed on an exchange other than that on which the Vivendi Ordinary Shares are listed and representing an equivalent number of Vivendi Ordinary Shares) valued based on the closing price on that day of Vivendi Ordinary Shares on the primary exchange on which it trades, as reported by Bloomberg in U.S. dollars. Any Vivendi Ordinary Shares (or other common equity securities of Vivendi) delivered by the Purchasing Party pursuant to this Section 10.03(e) shall be delivered no later than one hour after the primary exchange on which the Vivendi Ordinary Shares (or other common equity securities of Vivendi) being delivered hereunder closes free and clear of all Liens and shall, in the case of Vivendi Ordinary Shares, be listed for trading on the Paris Bourse and freely transferable on the Paris Bourse. Solely for purposes of this
          Section 10.03(e), the Selling Party shall be required to deliver the assignments and bills of sale referenced in Section 10.03(c) assigning 1/15th of its Common Interests to the Purchasing Party free and clear of any Liens, on each day of the 15 Business Day closing period described herein. The ability of Vivendi or any successor or new parent entity to Vivendi to issue any shares hereunder shall be subject to (i) satisfaction of the listing provisions of the definition of Vivendi Ordinary Shares, (ii) the Selling Party receiving over the 15 Business Day closing period securities that represent less than 5% of the publicly-traded common stock or ordinary shares of Vivendi or such successor or new parent entity immediately prior to such 15 Business Day period, assuming, for purposes of calculating compliance with such 5% threshold, that the number of securities issued is calculated based on the closing price of such securities on the primary exchange on which such securities trade on the date of the Closing Date Notice, and (iii) Vivendi's (or such successor's or such new parent entity's) continued ownership and control of the Partnership and the cable assets contained therein. For purposes of this Section 10.03(e), a Business Day means any day other than a Saturday, Sunday, a U.S. Federal holiday or a day on which banks in France are closed."

          SECTION 2. Effectiveness. This Amendment shall be effective as of the date first set forth above.

          SECTION 3. Effect of Amendment. Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of any of the parties to the Partnership Agreement, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Partnership Agreement, all of which are hereby ratified and affirmed in all respects and shall continue in full force and effect.

          SECTION 4. Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument. Delivery of any executed counterpart of a signature page of this Amendment by facsimile transmission shall be as effective as delivery of a manually executed counterpart hereof.

          SECTION 5. Applicable Law. THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.

          SECTION 6. Jurisdicition. Each of the Partners (i) consents to and submits itself and its property to the personal jurisdiction of any Federal or state court located in the State of Delaware in the event of any dispute arising out of or relating to this Amendment, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement in any court other than a Federal or state court sitting in the State of Delaware and (iv) hereby waives any rights such Partner may have to personal service of summons, complaint or other process in connection therewith, and agrees that service may be made by registered or certified mail addressed to such Partner and sent in accordance with the provisions of Article XIV of the Partnership Agreement. It is hereby expressly understood by the parties hereto that this Section 6 shall also be applicable to Amendment No. 1, dated as of November 25, 2002, to the Partnership Agreement.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

                                    USI ENTERTAINMENT, INC.,

                                    By  /s/ Karen Randall
                                        ------------------------------------
                                        Name:  Karen Randall
                                        Title: Executive Vice President

                                    USANI HOLDING XX, INC.,

                                    By  /s/ Karen Randall
                                        ------------------------------------
                                        Name:  Karen Randall
                                        Title: Executive Vice President

                                    UNIVERSAL PICTURES
                                    INTERNATIONAL HOLDINGS BV,

                                    By  /s/ Ad Heskes
                                        ------------------------------------
                                        Name:  Ad Heskes
                                        Title: Vice President Legal

                                    UNIVERSAL PICTURES
                                    INTERNATIONAL HOLDINGS 2 BV,

                                    By  /s/ Ad Heskes
                                        ------------------------------------
                                        Name:  Ad Heskes
                                        Title: Vice President Legal

                                    UNIVERSAL PICTURES
                                    INTERNATIONAL HOLDINGS 2 BV,

                                    By  /s/ Nick Doornberg
                                        ------------------------------------
                                        Name:  Nick Doornberg
                                        Title: Finance Director

                                    NYCSPIRIT CORP. II,

                                    By  /s/ George E Bushnell III
                                        ------------------------------------
                                        Name:  George E Bushnell III
                                        Title: President

                                    INTERACTIVECORP,

                                    By  /s/ Dara Khosrowshahi
                                        ------------------------------------
                                        Name: Dara Khosrowshahi
                                        Title:  Executive Vice President and
                                                Chief Financial Officer

                                    USANi SUB LLC,

                                    By  /s/ Dara Khosrowshahi
                                        ------------------------------------
                                        Name:  Dara Khosrowshahi
                                        Title: Vice President

                                    NEW-U STUDIOS HOLDINGS, INC.,

                                    By  /s/ Dara Khosrowshahi
                                        ------------------------------------
                                        Name:  Dara Khosrowshahi
                                        Title: Vice President

                                    BARRY DILLER,

                                    By  /s/ Barry Diller
                                        ------------------------------------

                                    UNIVERSAL STUDIOS, INC.,

                                    By  /s/ Karen Randall
                                        ------------------------------------
                                        Name:  Karen Randall
                                        Title: Executive Vice President and
                                                 General Counsel